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                                   Form N-8F


I   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

    [X] Merger

    [ ] Liquidation

    [ ] Abandonment of Registration
        (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

    [ ] Election of status as a Business Development Company
        (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.  Name of fund: Allmerica Investment Trust

3.  Securities and Exchange Commission File No.: 811-04138

4.  Is this an initial Form N-8F or an amendment to a previously filed
    Form N-8F?

    [ ] Initial Application        [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

    440 Lincoln Street
    Worcester, MA 01653

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

    Kenneth Holston, Esq.           Sheila B. St. Hilaire, Esq.
    Ropes & Gray LLP                The Hanover Insurance Group
    One International Place         440 Lincoln Street
    Boston, MA 02110                Worcester, MA 01653
    (617) 951-7847; or,             (508) 885-4194

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

    NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

    Sheila B. St. Hilaire, Esq.
    The Hanover Insurance Group
    440 Lincoln Street
    Worcester, MA 01653
    (508) 855-4194

8.  Classification of fund (check only one):

    [X] Management company;

    [ ] Unit investment trust; or

    [ ] Face-amount certificate company.


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9.  Subclassification if the fund is a management company (check only one):

    [X] Open-end        [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

    Allmerica Financial Investment Management Services, Inc.
    440 Lincoln Street
    Worcester, MA 016535
    (508) 855-3705

    Sub-advisers as of 12/31/05:

    Cramer Rosenthal McGlynn, LLC
    520 Madison Avenue, 32nd Floor
    New York, NY 10022

    GE Asset Management Incorporated
    3003 Summer Street
    P.O. Box 7900
    Stamford, CT 06904

    Goldman Sachs Asset Management, L.P.
    32 Old Slip
    New York, NY 10005

    Grantham, Mayo, Van Otterloo & Co. LLC
    46 Rowes Wharf
    Boston, MA 02110

    Jennison Associates LLC
    466 Lexington Avenue
    New York, NY 10017

    J.P. Morgan Investment Management Inc.
    522 Fifth Avenue
    New York, NY 10036

    Opus Investment Management, Inc.
    440 Lincoln Street
    Worcester, MA 01653

    T. Rowe Price Associates, Inc.
    100 East Pratt Street
    Baltimore, MD 21202

    UBS Global Asset Management (Americas) Inc.
    One North Wacker Drive
    Chicago, IL 60606

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    Previously terminated sub-advisers:

    Bank of Ireland Asset Management (U.S.) Ltd
    26 Fitzwilliam Place, Dublin 2,
    Ireland
    (also:   75 Holly Hill Lane
             Greenwich, CT 06830)

    Massachusetts Financial Services Company
    500 Boylston Street
    Boston, MA 02116

    Morgan Stanley Investments LP (formerly Miller Andersen & Sherrerd, LLP) One Tower Bridge
    West Conshohocken, PA 19428

    Nicholas-Applegate Capital Management, L.P.
    600 West Broadway, Suite 2900
    San Diego, CA 92101

    Putnam Investment Management, LLC
    One Post Office Square
    Boston, MA 02109

    Schroder Investment Management North America, Inc
    875 Third Avenue - 22nd Floor
    New York, NY 10022

    Western Asset Management Company
    117 E. Colorado Blvd
    Pasadena, CA 91105

    Western Asset Management Company Limited
    155 Bishopgate
    London, UK EC2M3TY

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

    VeraVest Investments, Inc.
    440 Lincoln Street
    Worcester, MA 01653
    (508) 855-1000

13. If the fund is a unit investment trust ("UIT") provide:

    (a) Depositor's name(s) and address(es):      Not applicable

    (b) Trustee's name(s) and address(es):        Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

    [X] Yes  [ ] No

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    UIT Separate Accounts of:               Allmerica Financial Life
                                            Insurance and Annuity
                                            Company
                                            440 Lincoln Street
                                            Worcester, MA 01653

    VEL Account                                   811-5183
    Vel II Account                                811-7466
    Group VEL Account                             811-8704
    VEL Account III                               811-8857
    Inheiritage Account                           811-8120
    Separate Account IMO                          811-09529
    Separate Account VA-K                         811-6293
    Allmerica Select Separate Account             811-06632
    Allmerica Select Separate Account II          811-8746
    Allmerica Select Separate Account III         811-8859
    Separate Account IMO                          811-09529
    Group VEL Account                             811-8704
    Separate Account VA-K                         811-6293
    Fulcrum Separate Account                      811-7799

    UIT Separate Accounts of:               First Allmerica Financial
                                            Life Insurance Company
                                            440 Lincoln Street
                                            Worcester, MA 01653

    Separate Account VA-K                         811-8114
    VEL II Account                                811-8130
    Group VEL Account                             811-7663
    Inheiritage Account                           811-8304
    Allmerica Select Separate Account             811-08116
    Allmerica Select Separate Account II          811-8987
    Fulcrum Separate Account                      811-7947
    Separate Account SPVL                         811-10133
    Separate Account IMO                          811-10433

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [X] Yes  [ ] No

        If Yes, state the date on which the board vote took place:
        July 11, 2005.

        If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [X] Yes  [ ] No

        If Yes, state the date on which the shareholder vote took place: December 9, 2005.

        If No, explain:

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II.  Distribution to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes  [ ] No

     (a) If Yes, list the date(s) on which the fund made those distributions:
         January 9, 2006.

     (b) Were the distributions made on the basis of net assets?

         [X] Yes  [ ] No

     (c) Were the distributions made pro rata based on share ownership?

         [X] Yes  [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e) Liquidations only:
         Were any distributions to shareholders made in kind?

         [ ] Yes  [ ] No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?

     [ ] Yes  [ ] No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes  [ ] No

     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes  [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes  [X] No


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    If Yes,
    (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

    (b) Why has the fund retained the remaining assets?

    (c) Will the remaining assets be invested in securities?

        [ ] Yes  [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company)or any other liabilities?

    [ ] Yes  [X] No

    If Yes,
    (a) Describe the type and amount of each debt or other liability:

    (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or
        Liquidation:

        (i)   Legal Expenses: Approximately $271,306

        (ii)  Accounting expenses: $20,000

        (iii) Other expenses (list and identify separately): $399,396

              For expenses related to merger, including a termination fee of $362,345 and transaction fee of $17,425 paid to Investors Bank & Trust Company, the custodian & administrator to Allmerica Investment Trust and a transaction fee of $19,626 paid to State Street Bank and Trust Company, custodian to Goldman Sachs Variable Insurance Trust.

        (iv)  Total expenses (sum of lines (i)-(iii) above):
              Approximately $690,702

    (b) How were those expenses allocated? The merged fund and the surviving fund shared equally the legal expenses and transaction expenses. The surviving fund did not share the accounting expenses.

    (c) Who paid those expenses? The parent company of Allmerica
        Investment Trust's investment manager paid the expenses allocated to Allmerica Investment Trust.

    (d) How did the fund pay for unamortized expenses (if any)? N

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

    [ ] Yes  [X] No

    If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file numberand date the application was filed:

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V.  Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

    [ ] Yes  [X] No

    If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

    [ ] Yes  [X] No

    If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger: Goldman Sachs Variable Insurance Trust

    (b) State the Investment Company Act file number of the fund surviving the
        Merger: 811-08361

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: File No. 333-128259; Form N-14/A; filed on October 31, 2005.

    (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                 VERIFICATION

   The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Allmerica Investment Trust, (ii) she is the Secretary of Allmerica Investment Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

                                                  /s/ Sheila St. Hilaire
                                                  ------------------------------
                                                  Title: Secretary

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